Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2010

Tel Aviv, Israel, November 28, 2010, Elbit Imaging Ltd. (“EI”) (TASE, NASDAQ: EMITF) announced today its results for the third quarter of 2010.

Loss for the third quarter of 2010 attributable to the equity holders of the company amounted to NIS 85 million (Loss including minority interest totaled to NIS 85 million), as compared to loss attributable to the equity holders of the Company in the amount of NIS 144 million (loss including the minority interest totaled to NIS 155 million) in the corresponding quarter of 2009.

Company’s shareholder's equity, as of September 30, 2010 amounted NIS 2.2 billion, compared with NIS 2.1 billion as of December 31, 2009.

Our presentation to the consolidated financial statements for the third quarter of 2010 is available through our website at: www.elbitimaging.com under: “Investor Relations – Company Presentations - Q3/2010 Company Presentation (11/2010).”

Dudi Machluf, Chief Executive Officer (Co-CEO), commented: “The results for the third quarter of 2010 reveal the first quarter in which revenues from the commercial centers in the US are reflected in our P&L. We continue to see a high potential in the commercial centers segment in the US and we are seeking additional attractive transactions in this segment. EDT transaction turned us into a recognized player in the US commercial centers market, allowing us to use our extensive relationships with the various financing entities and examine a wide range of transactions, both in the field of asset portfolio acquisitions and specific high-quality assets acquisitions”. Mr. Dudi Machluf, further emphasized that: “We anticipate additional improvement in the US commercial centers segment leading to both a decrease in yields and raise in income. Such factors will generate further value to Elbit Imaging from the EDT transaction and from additional transactions yet to come”.

“Another strategic step successfully accomplished this quarter is turning our Medical Division into a public company and allowing new investors the opportunity to invest in it. We are proud that the closing of Enter’s shell company transaction was completed and that now Enter’s platform consisting of our flagship medical companies will be traded on the Tel Aviv Stock Exchange. The transaction with Enter included also a private investment from various investors at a pre-money valuation of Enter at NIS 800 million”, said Machluf.

Mr. Dudi Machluf, further commented: “This quarter our subsidiary, Plaza Centers N.V., received financing facilities for two of its projects, one of which in Poland and the other in Serbia.  These two countries show high tenant and pre-let demand levels. In our Hotel’s Division we continue to see an improvement both in revenue and day-to-day business activity, mainly in our London and Belgium based hotels”.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30, 2010	September 30, 2009	December 31, 2009	September 30, 2010
				Convenience
				translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	1,209,499	1,474,747	1,508,301	330,013
Short-term deposits and investments	724,097	405,910	563,719	197,571
Trade accounts receivable	75,469	52,044	45,049	20,592
Other receivable	85,244	139,375	119,890	23,259
Prepayments and other assets	330,481	368,053	335,206	90,172
Inventories	60,033	47,111	45,494	16,380
Trading property	4,335,115	4,146,754	4,157,610	1,182,842
	6,819,938	6,633,994	6,775,269	1,860,829
Assets related to discontinued operation	1,543	9,102	2,250	421

	6,821,481	6,643,096	6,777,519	1,861,250

Non-Current Assets
Deposits, loans and other long-term balances	587,294	684,473	625,695	160,244
Investments in associates	31,995	47,004	41,597	8,730
Property, plant and equipment	1,693,953	(*)1,789,247	(*)1,787,720	462,197
Investment property	2,242,334	(**)96,217	(**)99,881	611,823
Other assets and deferred expenses	36,319	(*)18,015	(*)22,291	9,910
Intangible assets	51,621	46,697	53,486	14,085
	4,643,516	2,681,653	2,630,670	1,266,989

	11,464,997	9,324,749	9,408,189	3,128,239

Current Liabilities
Short-term credits	2,558,826	1,162,400	2,218,964	698,179
Suppliers and service providers	163,539	200,517	199,566	44,622
Payables and other credit balances	299,610	231,708	201,450	81,749
Other liabilities	137,725	115,208	117,965	37,578
	3,159,700	1,709,833	2,737,945	862,128
Liabilities related to discontinued operation	18,109	29,208	18,630	4,941

	3,177,809	1,739,041	2,756,575	867,069

Non-Current liabilities
Borrowings	5,973,180	(*)5,227,562	(*)4,347,333	1,629,790
Other financial liabilities	34,332	117,279	96,686	9,367
Other liabilities	16,861	15,088	17,450	4,601
Deferred taxes	24,840	(**)46,711	(**)41,974	6,778
	6,049,213	5,406,640	4,503,443	1,650,536

Shareholders' Equity
Attributable to equity holders of the Company	743,879	(*/**)1,139,634	(*/**)946,450	202,968
Minority Interest	1,494,096	(**)1,039,434	(**)1,201,721	407,666
	2,237,975	2,179,068	2,148,171	610,634

	11,464,997	9,324,749	9,408,189	3,128,239

(*) Retrospective application of accounting policy for classification of leases of land.
(**) Change in accounting policy of measurement of investment property.

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Nine months ended September 30		Three months ended September 30		Year ended December 31	Nine months ended September 30
	2010	2009	2010	2009	2009	2010
						Convenience
						translation
	(in thousand NIS)		(in thousand NIS)			US$'000

Revenues and gains
Gain from bargain purchase	397,082	-	-	-	-	108,344
Gain from changes of shareholding in subsidiaries	-	78,258	-	-	31,106	-
Commercial centers	72,228	60,251	24,854	18,351	85,466	19,708
Investment property rental income	63,397	-	63,397	-	-	17,298
Hotels operations and management	293,093	284,896	99,226	95,977	396,736	79,971
Sale of medical systems	22,916	34,067	6,633	9,549	61,683	6,253
Sale of fashion merchandise and others	124,893	80,579	43,573	30,804	118,386	34,077
	973,609	538,051	237,683	154,681	693,377	265,651

Expenses and losses
Commercial centers	112,412	131,046	35,427	42,657	(**)165,830	30,672
Investment property expenses	25,260	-	25,260	-	-	6,892
Hotels operations and management	250,190	258,868	86,323	83,503	353,229	68,265
Cost and expenses of medical systems operation	46,018	48,697	13,880	15,402	67,403	12,556
Cost of fashion merchandise and others	142,278	92,747	51,869	36,035	134,142	38,821
Research and development expenses	43,278	51,779	13,690	18,421	73,959	11,809
General and administrative expenses	49,029	48,331	14,434	14,480	66,153	13,378
Share in losses of associates, net	7,173	9,518	2,299	2,008	14,039	1,957
Financial expenses (income) , net	226,940	219,041	75,899	52,081	261,523	61,922
Impairments, charges and other expenses, net	31,820	100,929	14,009	40,199	260,225	8,682
	934,398	960,955	333,090	304,785	1,396,503	254,954

Income (loss) before income taxes	39,211	(422,904)	(95,407)	(150,104)	(703,126)	10,697
Income taxes (tax benefits)	3,993	(24,297)	(13,275)	5,736	(35,571)	1,090

Income (loss) from continuing operations	35,218	(398,607)	(82,132)	(155,840)	(667,555)	9,607
Profit (loss) from discontinued operation, net	(2,372)	203	(2,372)	742	16,550	(647)

Income (loss) for the period	32,846	(398,404)	(84,504)	(155,098)	(651,005)	8,960

Attributable to:
Equity holders of the Company	5,410	(330,451)	(85,261)	(144,304)	(530,942)	1,475
Minority interest	27,436	(67,953)	757	(10,794)	(120,063)	7,485
	32,846	(398,404)	(84,504)	(155,098)	(651,005)	8,960

(**) Change in accounting policy of measurement of investment property.

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Nine months ended September 30,		Three months ended September 30		Year ended December 31,	Nine months ended September 30,
	2010	2009	2010	2009	2009	2010
						Convenience
						translation
	(in thousand NIS)		(in thousand NIS)			US$'000

Income (loss) for the period	32,846	(398,404)	(84,504)	(155,098)	(651,005)	8,960

Exchange differences arising from translation of foreign operations	(220,168)	89,603	44,062	(53,189)	89,638	(60,073)
Loss from cash flow hedge	(8,141)	(3,892)	784	(4,291)	(2,099)	(2,221)
Gain (loss) from available for sale investments	2,529	8,389	4,462	7,812	9,383	690
	(225,780)	94,100	49,308	(49,668)	96,922	(61,604)

Comprehensive income (loss)	(192,934)	(304,304)	(35,196)	(204,766)	(554,083)	(52,644)

Attributable to:
Equity holders of the Company	(124,904)	(268,549)	(37,051)	(181,243)	(464,132)	(34,080)
Minority interest	(68,030)	(35,755)	1,855	(23,523)	(89,951)	(18,564)
	(192,934)	(304,304)	(35,196)	(204,766)	(554,083)	(52,644)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Foreign currency translation	Hedging	Avaialable for sale and other	Stock base compensation	Retained	Gross	Treasury	Total amount attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	(In thousand NIS)
Balance -

January 1, 2009	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	960,620	1,512,211	(138,519)	1,373,692	1,064,091	2,437,783
Effect of change in accounting policy of measurement of investment property							7,456	7,456		7,456	5,805	13,261
Effect of change in accounting policy for classification of lease of land							(3,800)	(3,800)		(3,800)		(3,800)
As restated	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	964,276	1,515,867	(138,519)	1,377,348	1,069,896	2,447,244

Comprehensive income (loss)	-	-	62,065	(2,099)	6,844	-	(530,942)	(464,132)	-	(464,132)	(89,951)	(554,083)
Stock based compensation expenses	-	-	-	-	-	13,957	-	13,957	-	13,957	36,622	50,579
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	71,940	71,940
Exercise of shares by employees	6	701	-	-	-	(707)	-	-	-	-	-	-
Equity componenet of convertiable debentures	-	19,277	-	-	-	-	-	19,277	-	19,277	-	19,277
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	107,221	107,221
December 31, 2009	38,038	835,269	(242,304)	(39,221)	2,763	57,090	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171

Comprehensive income (loss)	-	-	(123,763)	(8,141)	1,590	-	5,410	(124,904)	-	(124,904)	(68,030)	(192,934)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(18,767)	(18,767)	-	(18,767)
Stock based compensation expenses	-	-	-	-	-	6,849	-	6,849	-	6,849	17,336	24,185
Employee stocks expired		6,832				(6,832)		-		-		-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	172,863	172,863
issuance of shares to the minority by a subsidiary	-	-	-	-	(65,749)	-	-	(65,749)	-	(65,749)	170,206	104,457
Exercise of shares by employees	13	2,435	-	-	-	(2,448)	-	-	-	-	-	-
September 30, 2010	38,051	844,536	(366,067)	(47,362)	(61,396)	54,659	438,744	901,165	(157,286)	743,879	1,494,096	2,237,975

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Cumulative Foreign currency translation	Hedging	Avaialable for sale and other	Stock base compensation	Retained	Gross	Treasury	Total amount attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	Convenience translation US$'000

December 31, 2009	10,379	227,904	(66,113)	(10,701)	754	15,577	118,236	296,036	(37,795)	258,241	327,891	586,132

Comprehensive income (loss)	-	-	(33,769)	(2,221)	434	-	1,476	(34,080)	-	(34,080)	(18,564)	(52,644)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(5,121)	(5,121)	-	(5,121)
Stock based compensation expenses	-	-	-	-	-	1,869	-	1,869	-	1,869	4,730	6,599
Employee stocks expired	-	1,864	-	-	-	(1,864)	-	-	-	-	-	-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	47,166	47,166
issuance of shares to the minority by a subsidiary	-	-	-	-	(17,940)	-	-	(17,940)	-	(17,940)	46,442	28,502
Exercise of shares by employees	4	665	-	-	-	(669)	-	-	-	-	-	-
September 30, 2010	10,383	230,433	(99,882)	(12,922)	(16,752)	14,913	119,712	245,885	(42,916)	202,969	407,665	610,634

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il